Mail Stop 3561

March 2, 2006

Richard Hersh
Chief Executive Officer
Power2ship, Inc.
903 Clint Moore Rd
Boca Raton, FL 33487

> **RE:** **Power2ship, Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2005**
> **Form 10-QSB for the Quarter Ended December 31, 2005**
> **File No. 0-25753**

Dear Mr. Hersh:

Based upon an examination restricted solely to considerations of the Financial
Statements, Management's Discussion and Analysis, and Selected Financial Data, the
staff has the following comments on the above-referenced documents. We think you
should revise all future filings in response to these comments. If you disagree, we will
consider your explanation as to why our comments are inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your response. In some of our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. After reviewing this information, we may or may not
raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the
comments are deemed inappropriate by the Company, advise the staff of the reason
thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Note 2 – Significant Accounting Policies and Other Matters, page F-9

Impairment of Long-Lived Assts, page F-10

1.	Given the significant ongoing losses from operations experienced by the Company during all periods presented in its financial statements, including the six months ended June 30, 2005, please explain in further detail and discuss in MD&A, the basis for the Company's conclusion that is long-lived assets including property plant and equipment, intangible assets and capitalized software and website development costs are not impaired at June 30, 2005 and December 31, 2005. As part of your response and your revised disclosure, please explain the methods and assumptions used to evaluate each category of long-lived assets for impairment and discuss the results of your most recent impairment analysis. We may have further comment upon receipt of your response.

Computer Software and Website Development Costs, page F-11

2.	Please tell us and disclose in your significant accounting policies the useful life being used to amortize your software and website development costs to expense. As part of your response, you should also explain how you determined the period over which you expect to receive future benefits from these assets and you should explain why you believe the useful life being used is appropriate, given the Company's recognition of continuing net losses from its operations.

Note 6 – Related Party Transactions, page F-14

3.	Based on the disclosures provided on pages 48 through 50 of the filing, it appears that certain transactions with your affiliates have not been disclosed in the financial statements in accordance with paragraph 2 of SFAS No. 57. We note that the notes to your financial statements do not currently identify the principal shareholders that you engaged as consultants to provide you with various business advisory services in exchange for common stock and warrants. For example, on page 48 your disclosure indicates that you issued Carmelo Luppino, common stock and warrants valued at $203,000 and $273,301, respectively, and Michael Garnick, common stock valued at $151,000. However, neither issuance was disclosed in the notes to the financial statements. Please revise the notes to the Company's financial statements to disclose the nature and significant terms of all transactions between the Company and its affiliates. Refer to the requirements of SFAS No.57.

4.   Please tell us and explain in Note 6 how you valued and accounted for the option to acquire ten percent of the shares of Commodity Express Transportation Inc that was granted to certain of your officers in April 2005.

Note 12 – Stockholders' Deficit, page F-19
Warrants, page F-24

5.   According to the table, you granted warrants to purchase 4,746,224 shares of common stock during the fiscal year ended June 30, 2004 and cancelled warrants to purchase 498,625 shares of common stock during the fiscal year ended June 30, 2005. However, we were unable to reconcile the number of warrants included in the table to the number of warrants disclosed within related the warrant footnote for fiscal years 2004 and 2005. Please reconcile for us and revise your footnote to explain the reason for the difference.

Note 13 – Acquisitions, page F-25

6.   We note the Company completed two acquisitions relating to the purchase of certain assets and assumption of certain liabilities from both Commodity Express Transportation, Inc., and GFC, Inc., in March 2005. With respect to the acquisition of Commodity Express Transportation, Inc., you disclose that you paid cash and assumed certain liabilities of $100,000 and $193,000, respectively in exchange for the net assets acquired, and that you also replaced certain deposits and letters of credit, assumed certain leases, and entered into various other agreements related to the operation of the acquiree (e.g. Fee Assumption Agreement). Please clarify for us the total cost related to the acquisition of net assets from Commodity Express Transportation, Inc., and provide us with and disclose your purchase price allocation for the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. As part of your response, please explain how the issuance of 307,370 shares as part of the fee assumption agreement was considered in the purchase price. Also, tell us whether your analysis of the business acquired met or exceeded the 20% significance level under Item 310(c) of Regulation S-B in determining whether audited financial statements were required to be filed. If your significance tests met or exceeded the 20% significance level, please amend your Form 8-K filed on March 25, 2005 to include the audited financial statements of Commodity

Express Transportation, Inc., for the periods required in accordance with Item 310(c) of Regulation S-B. If audited financial statements are not required based upon your analysis, please provide us with the significance tests which support your conclusion and revise future filings to disclose that the acquisition was not considered material to the Company's consolidated balance sheet and results of operations.

7.   Also, with respect to your acquisition of certain assets from GFC, Inc., please tell us the total cost for acquiring such assets and provide us with your purchase price allocation. We note that you disclose in your footnote that you acquired assets for a purchase price of $300,000, and in addition, you assumed certain obligations corresponding to owner-operator and escrow deposits, and issued warrants to purchase 200,000 shares of the Company's common stock. We also note your intangible assets footnote on page F-13 that you assigned a fair value of $334,600 for customer lists acquired from GFC, Inc. In this regard, it is unclear to us from your current disclosures, the total cost of acquiring GFC, Inc. Please clarify for us and revise your disclosure to include the total purchase price and your allocation of the purchase price to the asset acquired and liabilities assumed (i.e. a condensed balance sheet disclosing the amount assigned to each major asset and liability caption at the acquisition date as required by paragraph 51(e) of SFAS No. 141). Furthermore, please ensure all disclosure requirements of paragraphs 51 and 52 of SFAS No. 141 have been met in future filings, where applicable.

Note 14 – Pro Forma Financial Statements (Unaudited), page F-26

8.   Please revise your reference to APB No. 16 in your disclosure to SFAS. No. 141 as it has been superseded in its entirety by SFAS No. 141.

9.   Please revise the pro forma information presented to give effect to amortization of intangible assets acquired in the acquisitions of Commodity Express and GFC and to the assumption and repayment of any debt and other obligations in connection with the merger transactions. Refer to the requirements outlined in paragraphs 54 and 55 of SFAS No.141. The pro forma information included in your quarterly report on Form 10-QSB should be similarly revised.

Form 10-QSB for the Quarter Ended December 31, 2005

Note 6 – Notes Payable and Convertible Notes Payable, page 11

10.   We note from your disclosure relating to the issuance of $420,000 Series C
        unsecured convertible debentures during November and December 2005, that in
        connection with such debentures, you issued warrants to purchase 5,600,000
        shares of common stock for which the fair value of the warrants exceeded the
        principal amount of the debentures. As a result, you assigned the entire proceeds
        received of $420,000 to the warrants, which is being amortized as interest
        expense over the term of the debentures. We also note that the debentures are
        convertible at the greater of $.15 per share or 50% of the average closing price of
        the common stock for the ten trading days immediately preceding the conversion
        date or if the Company sells shares for less than $.15 per share, then the
        conversion price changes to a lower price. As a result, the conversion price for
        these convertible debentures is not fixed and could require you to issue a
        substantially greater number of shares and your obligation to issue shares upon
        conversion of such notes is increased. Further, you may be unable to conclude
        that you have sufficient authorized and unissued shares outstanding to settle any
        contracts that are within the scope of EITF No. 00-19 that are to be settled in
        shares, including any outstanding warrants, stock options or other convertible
        securities that are subject to EITF No. 00-19. Should that occur, you would be
        required to recognize a liability for the fair value of the instruments on the date
        when your authorized shares become insufficient to satisfy your outstanding
        warrants, stock options and convertible instruments. Consistent with the guidance
        in paragraph 10 of EITF No. 00-19, the amount reclassified would be the fair
        value of the instruments on the date the contracts are required to be reclassified.
        Once reclassified to liabilities, the warrants would be accounted for at fair value,
        with changes in fair value recorded in earnings each period. Additionally, any
        warrants issued subsequent to the issuance of the convertible debentures would
        also be required to be accounted for as liabilities under EITF No. 00-19, from the
        date of issuance, since pursuant to paragraph 24 of EITF 00-19, you would be
        unable to determine that you have sufficient authorized and unissued shares to
        net–share settle these contracts. Please tell us how you have considered the
        provisions in EITF No.00-19 in your accounting for the warrants above. Please
        ensure your response includes consideration of all relevant terms included within
        the convertible debentures in making this determination. We may have further
        comments upon receipt of your response.

11.   Also, tell us how you accounted for and valued the $100,000 unsecured
        convertible debentures and warrants to purchase 1,333,333 shares of common

stock issued in exchange for the 10% unsecured, three-month, promissory note of $100,000 to an accredited investor. Specifically, tell us how you considered the conversion terms in determining your accounting treatment of the convertible debentures and the warrants (i.e. liability or equity classification). Refer to the EITF No. 00-19.

12.   Please tell us and disclose your planned accounting treatment for the common stock and warrants issued to three consultants to provide various management consulting services. Tell us how the fair value of the warrants will be determined and the total expense you will recognize in connection with such services.

Other

13.   Please address our comments on your Form 10-KSB and Form 10-QSB in future amendments to your registration statement on Form SB-2 and future quarterly reports on Form 10-QSB, where applicable.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813 if you have questions regarding the comment above.

Sincerely,

Linda Cvrkel
Branch Chief